U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010
Washington, DC  20549-0213

Attn: Jill S. Davis

RE:         McCormick & Company, Incorporated (the “Company”)

Form 10-K for Fiscal Year Ended November 30, 2006

Filed January 29, 2007

File No. 001-14920

Dear Ms. Davis:

Please find set forth below our responses to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated May 22, 2007, with respect to the above-captioned periodic report. For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Capitalized terms not defined herein shall have the meanings given to them in the Company’s period reports.

Management’s Discussion and Analysis, page 18

1.               Please expand upon the types of expenses that you include in the cost of goods sold line item and types of expenses that you include in the selling and general expenses line item.  Please tell us whether you include, purchasing and receiving costs, inspection costs, internal transfer costs, and other cost of your distribution network in the cost of goods sold line item.  If you currently exclude a portion of these costs from cost of goods sold please disclose:

•                  in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•                  in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line items, such as selling and general expenses.

McCormick & Company, Inc. Response:

1.   Cost of Sales (COS) consists of all costs incurred to get a product in a condition and location where it is ready for sale and shipment to a customer.  COS include purchasing and receiving costs, inspection costs, and internal transfer costs (up to the point where the product has reached a distribution center and is ready for shipment to a customer).  All costs incurred past the point where a product is ready for shipment to a customer are considered selling, general and administrative expense (SG&A), as are all costs not associated with the production process.  Costs of operating a distribution center and the costs of freight for shipments to customers (shipping and handling costs) are accordingly included in SG&A.  Shipping and handling costs are an area where companies differ in classification of expenses between COS and SG&A.  In accordance with EITF 00-10 we disclose in footnote 1 (on page 43 of our 2006 annual report) that we classify shipping and handling costs in SG&A and we disclose the amount for each of the three years for which we present an income statement.  Our production and procurement processes are not complex and the classification of expenses between COS and SG&A are easy to distinguish.  We have been consistent in our classification over the years and we feel the potential inconsistency of classification of shipping and handling costs with other companies has been properly disclosed.

Note 15 Business Segments and Geography Area, page 55

2.               Please revise the notes to your financial statements to report sales of groups of similar products.  For example, we note that you sell spices, herbs, sauces, marinades, wet flavors, coating systems, and compound flavors.  Refer to paragraph 37 of SFAS 131.

McCormick & Company, Inc. Response:

2.               The Staff raised a comment similar to this one in a letter dated November 3, 2000, relating to a Registration Statement on Form S-3 that we initially filed on September 22, 2000.  Our response at that time was the following:

The Company currently produces and sells several thousand individual products, all of which are similar in composition and nature.  The Company believes that it is impracticable to segregate and specifically identify revenues and profits for each of these individual product lines.  Any attempt to group or otherwise segregate them according to segmentation criteria such as product type, customer base or production means is arbitrary.  Furthermore, the Company does not specifically identify sales and profits for each of these individual product lines internally for management reporting purposes.  Instead, the Company’s public disclosures regarding the segregation of sales and profits by segment, namely consumer and industrial, parallel its internal reporting and financial statement preparation.  Therefore, the Company believes that it is impracticable to provide any further segment-based disclosures in its public filings.

In further response to the comment in 2000, we enhanced our segment footnote to include the following statement.  “In each of our segments, we produce and sell many individual products which are similar in composition and nature.  It is impractical to segregate and identify profits for each of these individual product lines.”  This same disclosure has been made in each annual report since 2000 and is included on page 55 of our 2006 annual report.

The facts and circumstances described in our reply in 2000 have not changed.  However, as a result of your recent comment we have reviewed our current disclosures and in future filings we will further refine this disclosure to say that it is impractical to segregate and identify revenues and profits for each of these individual product lines.

We trust that the forgoing appropriately addresses the issues raised in your comment letter.  In addition, as requested in the Staff’s letter, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by SEC or any person under the Federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone me at (410) 771-7599,  Thank you.

Very truly yours,

/s/ Francis A. Contino
Francis A. Contino

Cc: John Cannarella (SEC)
Robert Skelton, General Counsel